Paul Hastings LLP

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telephone (415) 856-7000

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www.paulhastings.com

January 23, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds—File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds, doing business as the Matthews Asia Funds (the “Trust”), and we are writing regarding the Matthews Asia Focus Fund (the “Asia Focus Fund”), a series of the Trust.

The Trust filed Post-Effective Amendment No. 79 (SEC Accession No. 0001193125-18-264863) to its Registration Statement (“PEA No. 79”) on August 31, 2018 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, to seek review by the staff of the Securities and Exchange Commission (the “Staff”) of revised disclosure related to a proposed name change for the Asia Focus Fund to become the Matthews Asia Leaders Fund. PEA No. 79 designated October 31, 2018 as the date of effectiveness, which was delayed until November 28, 2018 by Post-Effective Amendment No. 80 filed on October 29, 2018, until December 27, 2018 by Post-Effective Amendment No. 81 filed on November 27, 2018, and until January 25, 2019 by Post-Effective Amendment No. 82 filed on December 26, 2018.

Matthews International Capital Management, LLC (“Matthews”), the investment advisor to the Asia Focus Fund, has conducted a comprehensive review of the Asia Focus Fund and now believes it is most appropriate to liquidate the Asia Focus Fund (the “Liquidation”). Matthews intends to seek the approval of the Liquidation by the Board of Trustees of the Trust (the “Board”) at the next scheduled Board meeting on or about February 26-27, 2019. If the Board approves the Liquidation, the Trust will notify shareholders of the Asia Focus Fund as soon as practicable after the Board approval by filing a supplement to the Trust’s Registration Statement. In light of the decision not to proceed with the proposed name change and instead to seek Board approval of the proposed Liquidation, the Trust believes that it is no longer necessary to file further Post-Effective Amendments to delay effectiveness of PEA No. 79 because the proposed name change reflected in PEA No. 79 will no longer be implemented.

Accordingly, this letter serves as the Trust’s notice to the Staff that it no longer seeks the Staff’s further review of PEA No. 79 or of the Trust’s responses to the Staff’s initial comments because the proposed changes will be abandoned, and that no further Post-Effective Amendments to the Trust’s Registration Statement to delay effectiveness of PEA No. 79 will be filed.

Securities and Exchange Commission

January 23, 2019

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC